Filed by Colombier Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Colombier Acquisition Corp. II

Commission File No. 001-41874

Date: July 7, 2025

The following statements by Marc Nemati, the President and Chief Executive Officer of Metroplex Trading Company LLC (doing business as GrabAGun.com) (“GrabAGun”), and Donald Trump Jr., a consultant to GrabAGun, and a nominee to the Board of Directors of GrabAGun Digital Holdings Inc. (“Pubco”), a Texas corporation that will be the go-forward public company following the consummation of the proposed business combination that is the subject of the Business Combination Agreement, dated as of January 6, 2025, between GrabAGun and Colombier Acquisition Corp. II, were included in the July 7 episode of the Triggered with Donald Trump Jr. podcast.

Donald Trump Jr. (00:01):

Guys joining me now, CEO of GrabAGun, Marc Nemati. How’s it going, Marc? Good to have you on here, man.

Marc Nemati (00:07):

Doing great, man. How are you doing today?

Donald Trump Jr. (00:09):

I’m doing well. Thanks for taking the time. So this is obviously a big deal where we’re taking gun companies public, so it’s a great sort of middle finger to what’s going on in corporate America for so long where you couldn’t fund these kinds of things, even if it’s a fundamental tenet of American freedom and the Second Amendment and all these things. Can you walk us through the journey of GrabAGun that sort of led to this really pivotal moment where people are sick of what’s going on, they’re sick of the censorship, they’re sick of the cancellation, they’re sick of getting de-banked. What were some of the key milestones and perhaps the biggest challenges you faced bringing an online firearm retailer to this level of prominence?

Marc Nemati (00:48):

Yeah, sure, GrabAGun. We’ve been around now for about a decade and a half. We started this back in 2010. Back then we knew there had to be a better way to buy a firearm. So, back in the day, I was a software developer for IBM, doing a lot of retail development, e-commerce stuff, creating a bunch of cool different things for all sorts of Fortune 500 companies. But there wasn’t an easy way, especially online, to purchase a firearm. So why not? So we decided that we could solve that problem. There are definitely regulatory steps from buying a firearm online versus buying whatever it is you’re buying on Amazon.

(01:29):

We knew there’s more than just having a good e-commerce experience, but understanding all the regulations between there, reducing friction so that way when people do purchase firearms from us, all laws and regulations are followed, which I do think is still kind of a misunderstanding. A lot of people think, oh, buying a gun online, it’s going to my house. But no, I think you’ve talked about it several times. There’s obviously extra steps, extra regulation for that. So we’ve invested a lot in software for streamlining that user experience, making sure everything stays compliant while reducing overall friction to the consumer so they can exercise their Second Amendment right while still doing it online. Because the younger demographic, people like me, we buy everything online. So why shouldn’t we be able to buy a firearm, which is protected by the Second Amendment in the same vein.

Donald Trump Jr. (02:15):

So what sort of sets GrabAGun apart from its competitors? Obviously, I know this because I’m involved, but I know a lot of the usual suspects. It’s like you get a link and then you get emailed to the guy that’s selling it and it’s all of a sudden this wild and crazy sort of transaction. I mean, what do you guys do differently that sets you apart from those competitors, particularly obviously in this online firearm space?

Marc Nemati (02:43):

Yeah, the main thing I think is we have a really good pricing because of a lot of the software we’ve built on the back end. So a lot of the supply chain. Building an e-commerce front end and making it good for consumers is step one. But there’s a lot that happens behind the scenes as you’re well aware of obtaining that product and giving people the options so they can buy products. So we source products kind of different than a lot of our competitors do. We have a lot of different options when it comes to finding that product for that customer. Typically we’re buying at volume so we can get a big savings, passed along to that consumer. Buying online. There’s several different types of styles to purchase online. We’ve kind of focused more on that Amazon-esque style because that’s what the new younger consumer is used to. It also streamlines the whole workflow. So in terms of differentiation now, we spend a lot in that user experience to make sure that people understand the product they’re getting, all the various steps along the way that they have to do to pass a background check, making sure we’re transparent about that information, giving them a lot of options to picking a dealer in their area. We have over 40,000 dealers that we leverage on our website. So it’s kind of like a byline pickup and store style, but allows for the customer anywhere in the continental United States pretty much within a few mile radius to go do their background check. So we offer a lot of product. We offer ease of availability when it comes to doing that final background check process, and we have great pricing.

Donald Trump Jr. (04:09):

So obviously I mentioned it a little bit earlier, but the gun space has been sort of one of the spaces most attacked by woke corporate America. Do you see that changing now? Obviously I think by taking us public on the New York Stock Exchange next week, I think we’re doing what we can to do that. But what have been some of those biggest hurdles that you’ve underwent in this journey? What does going public mean for the trajectory going forward in your opinion?

Marc Nemati (04:35):

Yeah, I mean, we’re no stranger to a lot of those woke policies over the last decade and a half. I mean, you’re well aware of operation chokepoint of things of that nature. So we’ve had to deal with some of those banking issues, software issues. There has been obviously a change over the last few months, I think culturally in terms of how people want to operate businesses in the space. So we had Citi, I guess came out, what was that few weeks ago, talking about how they’re now going to lend into the space. Whether they do it or not I think is a whole different scenario.

Donald Trump Jr. (05:05):

We always have to differentiate for the viewers. There’s those that did this stuff when it wasn’t popular, and then there’s those that show up at the last second after fighting tooth and nail against it. Be like, okay, well if we can make some money here, we’re going to do it, I guess. But reluctantly. They feel where the wind blows and then go accordingly. So you got to always be a little bit leery with that, I guess.

Marc Nemati (05:24):

Yeah, I mean the same goes for Meta. So capital restriction has definitely been a big issue in this space. We’ve obviously used software to kind of circumvent a lot of that. So we’re very cashflow positive and very capital light. But then really advertising in the space is very difficult. Social media companies of the world. Again, another example is Meta came out a few months ago saying they’re going to play in the space, still having issues with people like that, blocking some stuff on our Facebook page and things of that nature. So what actually happens with that stuff over the next handful of years and how comfortable they are with Second Amendment and promoting it on platforms or lending money into the space. It’s kind of TBD, but that’s not stopping us either way. We’re going public regardless of those kind of larger institutions and what they do in the space. We know that we have the ability to do this right now. We’re going to do it now. We’re going to give the populace the ability to invest in things that they believe in, which we believe in the Second Amendment. It gives them that opportunity.

(06:29):

So there have been road bumps in the past. We’re doing this kind of as a middle finger, as you would suggest, to some of those larger institutions, but we’re going to make this happen one way or another, and we’ve always been that way.

Donald Trump Jr. (06:41):

Well, yeah, I mean, maybe tell the audience a little bit about how this all works. I mean, obviously you’re an existing business, you’ve got real revenues, you’re doing this. What’s the taking it public? Obviously there’s an infusion of capital that you’re going to get. What are you going to use that money to build out the rest of the space, to become more competitive so they can sort of see the idea of the investment strategy there?

Marc Nemati (07:03):

So the beauty of doing it with the Colombier team and going via SPAC is, so yeah, step one is we’re going public, but really also it’s adding a bunch of cash infusion. So ideally, we’re going to see over a hundred million dollars that we can go use to really expand our business within the industry.

(07:18):

There’s a lot of people in the space that never had an opportunity really to exit. They have good businesses. Now with us kind of in the driver’s seat, having this access to capital, having access to a public stock that we can also use as a public currency. There’s a lot of good businesses within the industry, whether those are other retailers, the firearms or really if you want to vertically integrate wholesale or distribution or even software plays. So whether that’s more regulatory software to help guide a lot of these smaller businesses to make sure that they’re always providing by regulations with software, applying a lot of AI. So again, I’m a technology guy by training. So now with the AI race kind of speeding up, there’s a lot more that we can do to leverage a lot of the data that we have. Being a large retail-facing customer

(08:12):

Or large customer, a large of customer base that’s retail facing. We can get a lot of data, how the customer shops, how to behave, passing information down to manufacturers or wholesalers or the like to really have make smarter decisions when it comes to us purchasing product and selling product, filling inventory, helping manufacturers know when is the right time to turn on this product line for this demographic or this geography of the United States for, let’s say, hunting season because some special ad ran and all of a sudden you’re selling three times the amount of a SKU that you would initially thought of. We do a lot of data aggregation with AI to really make smarter and better decisions. And then as we consolidate a lot of the players in the space, we get even more and more data. So we’re becoming even more wise, I guess, when we were making a lot of these purchasing decisions, a lot of these automated decisions. So, us working with a lot of these various companies that we can acquire, really bringing them into our ecosystem is good for the industry, but also really good for the consumer. So.

Donald Trump Jr. (09:17):

Yeah, talk about that a little bit. Obviously the tech stack, the ability to use that using AI to really find best kind of pricing. I mean, when people are going online, I mean a lot of that’s going to be about convenience and pricing. What’s GrabAGun doing differently to make sure that those people are having the best opportunity to save as much money as possible while finding what they’re looking for in a space that can at times certainly be challenging to find what you’re looking for? We’ve all gone through the ammo shortages of the early 2020s and we’ve seen it all.

Marc Nemati (09:47):

So us applying AI and creating all those decisions allows us to make sure that we have the inventory available for when those customers really want it, making sure we have the products that customers are really looking for, the hard to find products, making sure that we’re buying them at the correct prices so that way we can offer those discounts to those consumers. So definitely AI is leveraging a lot. It’s not that where the customer’s going to see the AI aspect, it’s really more on the back end and supply chain, and we are working also with a partner on leveraging AI on the front end to help customers find compatibility. So let’s say you want to build an AR 15. I’ve built several of them. I’m sure you have too. It’s not necessarily that difficult of a process, but sometimes finding the right parts to go in your build.

Donald Trump Jr. (10:30):

Correct.

Marc Nemati (10:30):

So leveraging AI for a lot of that data to make sure that if you’re buying this lower and you want to buy this trigger set or this stock or whatever, making sure that it’s working on your build is a good way to use that AI too.

Donald Trump Jr. (10:45):

So one of the things, it’s sort of interesting, you touched on it a little bit, your generation, younger people, a lot of women, everything’s really going online. So you’re really seeing an interesting trend with GrabAGun’s outreach to younger buyers. Also a female demographic that sort of saw this 2020 summer of love and said, you know what? Maybe we need a gun. Maybe we don’t need to be so woke. It’s sort of interesting, right? You’re also going to be catering to a demographic that’s relatively new to the space in the way that they’re used to being catered to across all other retail platforms. So, what insights have you gained about that sort of younger and/or female market in the gun space?

Marc Nemati (11:24):

Yeah, so really all commerce is I think, trying to get that younger, the newer generation into their e-commerce funnel. So firearms are really no different than that. So things like 47% of new firearm gun buyers are either millennial or Gen Z. They’re the largest growing group of first time buyers and repeat buyers. I think definitely 2020 was a big awakening for those people. The summer of love, as you nicely put, it really defund the police if you have any of that stuff. Then if somebody actually thinks it’s going to happen, how are you going to protect yourself? So it’s going and buying a firearm. And so there’s a lot of that younger generation that are becoming adults, becoming fathers, mothers, all that. How are you going to protect your kids and your family? And that’s with the firearm. So, giving them an opportunity to purchase the way that they know how to purchase everything else is what we’ve done and how we’ve built GrabAGun and those people are going to continue to come back. I think they’re very loyal to an experience that’s catered to them and to their generation. So we’re definitely learning a lot on the kind of products that they’re buying. We’re seeing a lot more of the concealed carry self-protection kind of thing with the younger demographic. I think that’s kind of a funnel into then the hunting and stuff like that as they become more aficionados with the firearm. But definitely the entry point is that self-defense piece.

Donald Trump Jr. (12:46):

Yeah. What’s your long-term vision for GrabAGun? Where do you see the company in five or 10 years down the line? What impact do you hope to have in the space?

Marc Nemati (12:54):

Yeah. I really think with this transaction with Colombier and going public and all that access to capital, we’re really going to, I think, revolutionize the space. It’s always been kind of difficult to be, I don’t understand why there has been really a slow adoption, modernizing anything within this industry. We’re obviously the opposite of that. We’ve spent a lot of time making sure that we are up to date modern. Like I said, we’re leveraging AI. We’re growing, we’re changing. We’re making sure that we’re staying ahead of the curve. We really, our plan is to revolutionize this whole industry from top to bottom. Obviously, we offer a really good e-commerce experience right now. I think there’s a lot of growth for how we can do that in a lot of different ways. There’s a lot of good businesses out there that we can acquire to help us grow and expand quite quickly to revolutionize that space.

(13:42):

We have a lot of different companies, manufacturers, other retailers, wholesalers, that since we announced back in January, that they’re very excited about this whole opportunity. They want to find a way to be part of our ecosystem because they know that this is kind of the future. That modernization of this industry that hasn’t really modernized much over the last few decades is going to change, and we’re going to be the ones to make that change. So five, 10 years, I think we’re going to be definitely the biggest behemoth in the space, offer really good products and services to our customers, to manufacturers, to really everybody within this industry to make sure that no matter at what point in the supply chain you are, that we’re here to help you and help defend that Second Amendment right for everybody.

Donald Trump Jr. (14:25):

Talk a little bit about the details right now. You mentioned with Colombier, so it’s CLBR right now, but come I guess next Wednesday it’s going to trade under PEW, PEW on the New York Stock Exchange. I thought that was a great little ticker to get.

Marc Nemati (14:41):

Yeah, awesome. If we could have doubled it PEW, PEW, I think that would’ve better, but I think

Donald Trump Jr. (14:45):

Yes, they don’t go six letters.

Marc Nemati (14:46):

So we we’re going through a SPAC, which is Colombier. So we have the bell ringing next week. We’re going to ring that bell in New York Stock Exchange. It’s going to transition over to PEW. Yeah, so I mean, we’ve got about a week out. So that’s a lot of stuff happening, but there’s definitely a vote going on. If you owned any of the CLBR shares before June 20th, make sure you vote for the transaction. We definitely want to see this commence. And then starting on June 16th, July 16th, we’ll ring that bell. We’ll start going under as PEW. We’ll have all that access to capital and start revolutionizing this industry and do it in the public market so everybody can watch and join in.

Donald Trump Jr. (15:34):

Well, listen guys, we look forward to it. Marc, thank you very much for that. I look forward to seeing you up there next week at the bell ringing. But listen, I think it’s an awesome thing to be able to be out there, to be able to go back into the heart of New York City and still be taking a gun company public. We’ve been talking about these things for years. People being able to essentially vote with their wallets, the guys that are pushing these trends, not just jumping on the capitol bandwagons now that perhaps some of the tide has shifted against those woke policies, but the people who were doing it when it wasn’t popular, guys like you left the tech space to be able to develop this kind of stuff is really important. So guys, if you can check it out, Marc, thanks for everything. And guys, go check out, GrabAGun and I’ll see you up there again next week, buddy. Be well.

Marc Nemati (16:17):

I appreciate it, man. Have a good one. See you next week. Thank you.

Additional Information

GrabAGun Digital Holdings Inc. (“Pubco”), Colombier Acquisition Corp. II (“Colombier II”) and Metroplex Trading Company, LLC (d/b/a GrabAGun) (“GrabAGun”) have filed a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”) with the SEC, which has, as of the date of this current filing, been declared effective. The Registration Statement includes a preliminary proxy statement of Colombier II and a prospectus in connection with the proposed business combination (the “Business Combination”) among Colombier II, Pubco, Gauge II Merger Sub Corp (“Colombier Merger Sub”), Gauge II Merger Sub LLC, (“GrabAGun Merger Sub”) and GrabAGun pursuant to the Business Combination Agreement, dated January 6, 2025, between the parties (the “Business Combination Agreement”).

Colombier II has also filed with the SEC a definitive proxy statement (the “Proxy Statement”) containing important information about the Meeting and how Colombier II shareholders as of the Record Date established for purposes of the Meeting can vote their shares.

SHAREHOLDERS OF COLOMBIER II AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT, AND AMENDMENTS THERETO, IN CONNECTION WITH COLOMBIER II’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION ABOUT COLOMBIER II, GRABAGUN, PUBCO AND THE BUSINESS COMBINATION. Now that the Registration Statement has been declared effective, Colombier will mail the definitive proxy statement/prospectus and a proxy card to each shareholder of Colombier as of the Record Date. Shareholders will also be able to obtain copies of the Registration Statement and the Proxy Statement, without charge, on the SEC’s website at www.sec.gov or by directing a request to: Colombier Acquisition Corp. II, 214 Brazilian Avenue, Suite 200-J, Palm Beach, FL 33480; e-mail: colombier@icrinc.com.

Participants in The Solicitation

Pubco, Colombier II, GrabAGun, and their respective directors, executive officers and members, as applicable, may be deemed to be participants in the solicitation of proxies from the shareholders of Colombier II in connection with the Business Combination. Colombier II’s shareholders and other interested persons may obtain more detailed information regarding the names, affiliations, and interests of certain of Colombier executive officers and directors in the solicitation by reading Colombier II’s final prospectus filed with the SEC on November 20, 2023 in connection with Colombier II’s initial public offering (“IPO”), Colombier II’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 25, 2024 and Colombier II’s other filings with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination, which may, in some cases, be different from those of shareholders generally, will be set forth in the Registration Statement relating to the Business Combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

No Offer Or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “may,” “will,” “expect,” “continue,” “should,” “would,” “anticipate,” “believe,” “seek,” “target,” “predict,” “potential,” “seem,” “future,” “outlook” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, references with respect to the anticipated benefits of the proposed Business Combination; GrabAGun’s ability to successfully execute its expansion plans and business initiatives; the sources and uses of cash of the proposed Business Combination; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed Business Combination; and expectations related to the terms and timing of the proposed Business Combination. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of GrabAGun’s and Colombier II’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of GrabAGun and Colombier II. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the transactions described herein; the inability to recognize the anticipated benefits of the Business Combination; the inability of GrabAGun to maintain, and Pubco to obtain, as necessary, any permits necessary for the conduct of GrabAGun’s business, including federal firearm licenses issued pursuant to the Gun Control Act, 18 USC 921 et seq. and special occupational taxpayer stamps issued pursuant to the National Firearms Act, 26 USC 5849 et seq.; the disqualification, revocation or modification of the status of those persons designated by GrabAGun as Responsible Persons, as such term is defined in 18 U.S.C. 841(s); the ability to maintain the listing of Colombier II’s securities on a national securities exchange; the ability to obtain or maintain the listing of Pubco’s securities on the NYSE, following the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and legal conditions; risks relating to GrabAGun’s operations and business, including information technology and cybersecurity risks, and deterioration in relationships between GrabAGun and its employees; GrabAGun’s ability to successfully collaborate with business partners; demand for GrabAGun’s current and future offerings; risks that orders that have been placed for GrabAGun’s products are cancelled or modified; risks related to increased competition; risks that GrabAGun is unable to secure or protect its intellectual property; risks of product liability or regulatory lawsuits relating to GrabAGun’s products and services; risks that the post-combination company experiences difficulties managing its growth and expanding operations; the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Colombier II’s securities; the risk that the Business Combination may not be completed by Colombier II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Colombier II; the failure to satisfy the conditions to the consummation of the Business Combination; the outcome of any legal proceedings that may be instituted against GrabAGun, Colombier II, Pubco or others following announcement of the proposed Business Combination and transactions contemplated thereby; the ability of GrabAGun to execute its business model; and those risk factors discussed in documents of Pubco and Colombier II filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Colombier II nor GrabAGun presently know or that Colombier II and GrabAGun currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Colombier II’s, Pubco’s and GrabAGun’s expectations, plans or forecasts of future events and views as of the date of this communication. Colombier II, Pubco and GrabAGun anticipate that subsequent events and developments will cause Colombier II’s, Pubco’s and GrabAGun’s assessments to change. However, while Colombier II, Pubco and GrabAGun may elect to update these forward-looking statements at some point in the future, Colombier II, Pubco and GrabAGun specifically disclaim any obligation to do so. Readers are referred to the most recent reports filed with the SEC by Colombier II. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by U.S. federal securities laws.